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                           February 15, 2022

       Behrooz Abdi
       Chief Executive Officer
       ACE Convergence Acquisition Corp.
       1013 Centre Road, Suite 403S
       Wilmington, DE 19805

                                                        Re: ACE Convergence
Acquisition Corp.
                                                            Amendment No. 1 to
Registration Statement on Form S-4
                                                            Filed February 1,
2022
                                                            File No. 333-261055

       Dear Mr. Abdi:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our December 10, 2021 letter.

       Amendment No. 1 to Registration Statement on Form S-4 Filed February 1, 2022

       Questions and Answers for Shareholders of ACE, page 11

   1. We note your response to prior comments 1 and 2. Please provide similar disclosure in the Q&A section.
       ACE's Management's Discussion and Analysis of Financial Condition and Results of Operations
       Liquidity and Capital Resources, page 226

   2. We have reviewed your response to prior comment 23. You continue to disclose on page
                                                        227 that you had
$90,000 in borrowings under the working capital facility as of December
                                                        31, 2020. As noted on
pages F-4, F-16 and F-24, it appears that you actually had no outstanding borrowings
under the working capital facility as of December 31, 2020.
 Behrooz Abdi
ACE Convergence Acquisition Corp.
February 15, 2022
Page 2
         Please revise your disclosure and ensure that the amounts presented throughout the filing agree to the amounts presented on the face of the financial statements.
Index to Financial Statements, page F-1

3. Please note the updating requirements of Rule 8-08 of Regulation S-X. Please similarly update your financial information throughout the filing.
       You may contact Jeff Gordon at 202-551-3866 or John Cash at 202-551-3768 if you have questions regarding comments on the financial statements and related matters. Please contact
Erin Donahue at 202-551-6001 or Anne Parker at 202-551-3611 with any other questions.



FirstName LastNameBehrooz Abdi                                Sincerely,
Comapany NameACE Convergence Acquisition Corp.
                                                              Division of
Corporation Finance
February 15, 2022 Page 2                                      Office of
Manufacturing
FirstName LastName